EXHIBIT 3.1

Amendment to the Bylaws of Sandy Spring Bancorp, Inc.

Article III, Section 5 is amended to read as follows:

“The annual meeting of the Board of Directors shall be held without other notice than this Bylaw within four weeks after the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.”